April 25, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Office of Real Estate and Commodities
100 F. Street, NE
Washington, D.C. 20549-3010

Attention:	Wilson K. Lee, Senior Staff Accountant
Babette Cooper, Staff Accountant

Re:	Kilroy Realty Corporation
Kilroy Realty, L.P.
Form 10-K for Fiscal Year Ended
December 31, 2016
Filed February 15, 2017
Form 8-K
Filed February 7, 2017
File No. 001-12675
Ladies and Gentlemen:
We are writing in response to the comment letter received by electronic mail and dated April 25, 2017 (the “Comment Letter”) provided by the staff of the Office of Real Estate and Commodities (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Kilroy Realty Corporation’s (the “Company,” “we” and “our”) Form 8-K (the “Form 8-K”) filed with the Commission on February 7, 2017.
For ease of review, we have set forth below the comment included in the Comment Letter and our responses thereto.
Form 8-K, filed February 7, 2017
Exhibit 99.1
1.    We have considered your response to comment 1. You cite the uncertainty and difficulty in forecasting adjusting items such as gains on sales of depreciable real estate and other items that have not occurred and are out of your control. We note your disclosures within Exhibit

99.2 that indicate your FFO guidance does not include possible future gains or losses or the impact on operating results from other possible future property acquisitions or dispositions, other possible capital markets activity or possible future impairment charges. Given such assumptions, it remains unclear why a forecast of net income per share cannot be presented and reconciled under the same assumptions. Please clarify and or revise accordingly to conform to the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. In addition, within future filings, please also consider revising your disclosures to include some of the additional information outlined within your response such as a range of potential dispositions.
Response:    The Company acknowledges the Staff’s comment. In future filings, when we provide our full year funds from operations (“FFO”) per common share/unit – diluted guidance (“FFO Guidance”), we will also provide a reconciliation from net income available to common stockholders per share - diluted to FFO per share/unit - diluted in accordance with the Staff’s comment. Such reconciliation will not include possible future gains or losses or the impact on operating results from possible future property acquisitions or dispositions, possible future capital markets activity or possible future impairment charges.
In addition, the Company will revise its FFO Guidance disclosure in future filings to include some of the additional information outlined in its prior response as appropriate. However, we respectfully advise the Staff that the Company will not include the range of potential dispositions in its FFO Guidance disclosure. The magnitude of gain or loss on sales of depreciable real estate assets and the resulting impact on net income available to common stockholders, if any, will depend on the sales price and the depreciated cost basis of the particular real estate asset at the time of disposition and is not directly correlated to the aggregate quantum of dispositions. As a result, we believe that providing a range of potential dispositions could be confusing or potentially misleading to investors as it relates to FFO Guidance.
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If you have any additional questions, please feel free to call me at (310) 481-8452 to discuss them.

Respectfully submitted,

/s/ Heidi R. Roth

Heidi R. Roth Executive Vice President, Chief Accounting Officer and Controller Kilroy Realty Corporation Kilroy Realty, L.P.

Enclosures

cc:    Julian T.H. Kleindorfer, Latham and Watkins, LLP
Lewis W. Kneib, Latham & Watkins LLP